SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated October 23, 2003

Commission File Number 333-100683

BARAN GROUP LTD.
(Translation of Registrant’s name into English)

Baran House
8 Omarim St. Industrial Park
Omer 84965
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 40-F ☐ Form 20-F ☒

Indicateby check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

No ☒ Yes ☐

BARAN GROUP LTD.
Form 6-K

On October 23, 2003 Nas Pan Ltd., which is held (50%) by Baran Group Ltd., has entered, as a partner, into a real estate project in Toronto Canada. The value of the project is approximately 95 millions Canadian Dollars.

Baran Group Ltd. (hereinafter the “Company”)

1.	On October 23, 2003 Nas Pan Ltd., which is held (50%) by the Company, has entered, as a partner, into a real estate project in Toronto Canada (hereinafter: the "Project").

2.	The Project includes the construction of about 470 dwelling units in an area next to the Ontario Lake in Toronto, Canada. The value of the Project is approximately 95 millions Canadian Dollars.

3.	Nas Pan’s Ltd. share in the Project shall be 45% (consequently the Company’s share is 22.5%) and 50% in the control of the Project; 45% of the Project are held by another Israeli Company and the rest 10% are held by an American financial investor.

4.	The construction of the Project and its progression is conditioned upon the scope of early sales of the dwelling unites, and expected to commence on the beginning of 2004 and last approximately two years.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARAN GROUP LTD. BY: /S/ Meir Dor —————————————— Meir Dor Chairman of the Board

Date: October 23, 2003